As Filed with the Securities and Exchange Commission on January 4, 2011.

File No. 811-[    ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name:	ASGI CORBIN MULTI-STRATEGY FUND, LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o ALTERNATIVE STRATEGIES GROUP, INC., 401 South Tryon Street,
Charlotte, NC 28202

Telephone Number (including area code):

(866) 440-7460

Name and address of agent for service of process:

Lloyd Lipsett, Wells Fargo Law Department, J9201-210, 200 Berkeley Street,
Boston, Massachusetts 02116

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES      |X|            NO |  |

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the undersigned has caused this Notification of Registration to be duly signed on its behalf in the City of Boston and the Commonwealth of Massachusetts on the 4th day of January, 2011.

ASGI CORBIN MULTI-STRATEGY FUND, LLC

By:	/s/ Lloyd Lipsett
Lloyd Lipsett
Assistant Secretary